                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF            NOVEMBER, 1999
                    ---------------------------

                    ROYAL CARIBBEAN CRUISES LTD.
                    ----------------------------

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                    ----------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)




         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

    FORM 20-F           X                       FORM 40-F
                      -----                                       -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

     YES                                         NO                  X
                       -----                                       -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82      ].
                                                 ------

                                   Contact:  Lynn Martenstein or Michele Smith
                                                                (305) 539-6573

                                        FOR IMMEDIATE RELEASE



               ROYAL CARIBBEAN ORDERS TWO MORE VANTAGE-CLASS SHIPS


         MIAMI - November 15, 1999 - Royal Caribbean Cruises Ltd. (NYSE & OSE:
RCL) has signed a letter of intent with Meyer Werft shipyard in Papenburg, Germany, to build the third and fourth Vantage-class vessels for Royal Caribbean International, with options for two more ships. The total contract price for the two ships is approximately $800 million.

         Already under construction at Meyer Werft are the first two 88,000-ton Vantage-class ships, RADIANCE OF THE SEAS and BRILLIANCE OF THE SEAS, scheduled for delivery in June 2001 and April 2002, respectively. With the newest order and options, by 2006, Royal Caribbean International could have up to six 2,100-passenger ships in the Vantage-class design. These vessels feature gas turbine engines for power generation and Azipod propulsion systems for steering, as well as the cruise industry's newest technology for protecting the environment.

         "These new ships are a reflection of our company's continued success," said Richard D. Fain, Royal Caribbean's chairman and CEO. "The Vantage-class ships will continue our efforts to set new standards for ships in the next millennium."

         Vantage-class ships are powered by GE gas turbines, which significantly reduce airborne emissions and substantially lower the noise and vibration levels. Gas turbines provide power to the electric propulsion motors that turn the propellers, which are mounted in rotating pods under the ship's hull.


                                    MORE...

ROYAL CARIBBEAN ORDERS TWO MORE VANTAGE-CLASS SHIPS                      2-2-2-2



         Exhaust heat from the gas turbines will energize a steam turbine, which provides electrical power for lighting, air conditioning and water heating. This eliminates the need for additional electricity-generating machinery that uses fossil fuels. At the same time, the gas turbines drastically reduce sludge, oil waste and airborne emissions (nitrous oxide by 80 percent and sulfur oxide by 98 percent).

         The third and fourth Vantage-class vessels, as yet unnamed, are scheduled for delivery in June 2003 and June 2004. They represent a continuation of the Eagle-class and Vantage-class design philosophy that emphasizes larger staterooms and unique public spaces for guest activity. While not as large as the 142,000-ton Eagle-class series (VOYAGER OF THE SEAS, EXPLORER OF THE SEAS and ADVENTURE OF THE SEAS), the Vantage-class ships will be built to Panamax standards - enabling transit of the Panama Canal. The ships also will be capable of greater speeds and, therefore, wider-ranging itinerary options.

         Royal Caribbean International is operated by Royal Caribbean Cruises Ltd., a global cruise company that also owns Celebrity Cruises. The two brands' combined fleet consists of 17 vessels in service with eight ships under construction or on firm order. The ships currently visit Alaska, the Bahamas, Bermuda, Canada, the Caribbean, Europe, Hawaii, Mexico, New England, the Panama Canal and Scandinavia. For additional information about Royal Caribbean International, please call a travel agent or visit WWW.ROYALCARIBBEAN.COM or WWW.RCLINVESTOR.COM.


                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ROYAL CARIBBEAN CRUISES LTD.
                                                 ----------------------------
                                                            (Registrant)



Date:    December 1, 1999                   By: /S/ RICHARD J. GLASIER
                                              ----------------------------------
                                                Richard J. Glasier
                                                Executive Vice President
                                                and Chief Financial Officer